

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2017

John G. Melo
President and Chief Executive Officer
Amyris, Inc.
5885 Hollis Street, Suite 100
Emeryville, CA 94608

> **Re: Amyris, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 3, 2017**
> **File No. 333-221351**

Dear Mr. Melo:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kate McHale at (202) 551-3464 with any questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction